SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

SHC Advance Services Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

[ ]

(CUSIP Number)

Barry I. Grossman

Ellenoff Grossman & Schole LLP

150 East 42nd Street, New York, New York 10017

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No.	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ellenoff Grossman & Schole LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS * PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000 (See Item 4)

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 1,000,000 (See Item 4)

	10.	SOLE DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (See Item 4)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (See Item 4)

14.	TYPE OF REPORTING PERSON * OO-Limited Liability Partnership

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of SHC Advance Services Inc., a Delaware corporation (the “Company” or the “Registrant”). The principal executive office of the Company is located at c/o Ellenoff Grossman & Schole LLP, 150 East 42nd Street, New York, New York 10017.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2. Identity and Background.

(a) This statement is being filed by Ellenoff Grossman & Schole LLP, a New York limited liability partnership (the “Reporting Person”).

(b) The principal business address of each of the Reporting Persons is 150 East 42nd Street, New York, New York 10017.

(c) Ellenoff Grossman & Schole LLP is a law firm.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The State of Incorporation or Citizenship of the Reporting Person is New York.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, Keeler Global Investments Ltd. (“Keeler”), Triglobal Investments Ltd. (“Triglobal”) and Ellenoff Grossman & Schole LLP (“EGS”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the EGS purchased 1,000,000 shares of Common Stock of the Company.

The consideration for the issuance of such securities was the cancellation of certain indebtedness.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock based on the Reporting Persons’ belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities, if the Reporting Persons’ deem that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

Pursuant to the Securities Purchase Agreement, EGS purchased all of the issued and outstanding shares of the Company from Keeler and Triglobal. In connection with the consummation of the Securities Purchase Agreement, Messrs. Victor Chang and Hoffman Chong resigned from their positions as directors and officers of the Company.

This transaction may be deemed to have resulted in a change in control of the Registrant from Keeler and Triglobal to EGS. In connection with the change in control, David Selengut, Barry Grossman and Doug Ellenoff were appointed to the Board of Directors of the Registrant. Mr. Selengut was appointed our President, Mr. Grossman was appointed our Treasurer and Chief Financial Officer and Mr. Ellenoff was appointed our Secretary.

Such resignations and elections of the directors and officers of the Registrant were effective on the closing date of the Securities Purchase Agreement.

The foregoing descriptions of the Securities Purchase Agreement and the transactions contemplated thereby are subject to the more detailed provisions set forth in the agreement, which is attached as Exhibit 10.1 hereto.

Plans or Proposals of the Reporting Person

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Company's Common Stock that may be deemed beneficially owned by the Reporting Person is 1,000,000 shares, Percentage: 100.0%

(b) The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote: 1,000,000

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the disposition: 1,000,000

4. Shared power to dispose or to direct the disposition -0-

(c) Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

2.1 Securities Purchase Agreement, dated January 26, 2012, by and among Keller Global Investments Ltd., Triglobal Investments Ltd. and Ellenoff Grossman & Schole LLP

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2012

Ellenoff Grossman & Schole LLP

By: /s/ David Selengut

             David Selengut, Partner